Exhibit 3.1

REED’S, INC.

BYLAWS AMENDMENT

Effective Date: September 25, 2025

This Amendment (the “Amendment”) to the Bylaws (the “Bylaws”) of Reed’s, Inc., a Delaware corporation, (the “Corporation”) is made effective as of the date first above written in accordance with Article IX of the Bylaws, and hereby amends the Bylaws by adding a new Article X, as follows:

ARTICLE X

EXCLUSIVE FORUM

SECTION 1. INTERNAL CORPORATE CLAIMS. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court therefrom shall be the sole and exclusive forum for: (a) any derivative claim or cause of action brought on behalf of the Corporation; (b) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder of the Corporation, to the Corporation or the Corporation’s stockholders; (c) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, arising out of or pursuant to any provision of the Delaware General Corporation Law, the Corporation’s Certificate of Incorporation or Bylaws; (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Corporation’s Certificate of Incorporation or Bylaws (including any right, obligation, or remedy thereunder); (e) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (f) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, governed by the internal-affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by applicable law; provided, however, that if such court does not have, or declines to accept, jurisdiction over such a claim or cause of action, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action.

SECTION 2. SECURITIES ACT CLAIMS. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Except as amended or modified by this Amendment, the provisions of the Bylaws shall remain in full force and effect.